Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-7164

Magna Announces Second Quarter and Year to Date Results

Quarterly Dividend Increased to 30 Cents

AURORA, ON, Aug. 6 /CNW/ - Magna International Inc. (TSX: MG.A; NYSE: MGA) today reported financial results for the second quarter and six months ended June 30, 2010.
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                                     THREE MONTHS ENDED     SIX MONTHS ENDED
                                           JUNE 30,              JUNE 30,
                                  --------------------- ---------------------
                                       2010       2009       2010       2009
                                     -------    -------    -------    -------
    Sales                         $   6,050  $   3,705  $  11,562  $   7,279

    Operating income (loss)       $     373  $    (237) $     658  $    (467)

    Net income (loss)             $     293  $    (205) $     516  $    (405)

    Diluted earnings (loss) per
     share                        $    2.59  $   (1.83) $    4.56  $   (3.62)

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    All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.
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    THREE MONTHS ENDED JUNE 30, 2010
    --------------------------------
We posted sales of $6.1 billion for the second quarter ended June 30, 2010, an increase of 63% from the second quarter of 2009. This higher sales level was a result of increases in our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales.
During the second quarter of 2010, North American and European average dollar content per vehicle increased by 27% and 8%, respectively, each compared to the second quarter of 2009. In addition, North American and European vehicle production increased 75% and 13%, respectively, each compared to the second quarter of 2009.
Complete vehicle assembly sales increased 39% to $590 million for the second quarter of 2010 compared to $423 million for the second quarter of 2009, while complete vehicle assembly volumes increased 59% to approximately 22,400 units.
During the second quarter of 2010, operating income was $373 million, net income was $293 million and diluted earnings per share were $2.59, increases of $610 million, $498 million and $4.42, respectively, each compared to the second quarter of 2009.
During the second quarter ended June 30, 2010, we generated cash from operations of $463 million before changes in non cash operating assets and liabilities, and generated $74 million in non cash operating assets and liabilities. Total investment activities for the second quarter of 2010 were $187 million, including $164 million in fixed asset additions and $23 million in investments and other assets.

    SIX MONTHS ENDED JUNE 30, 2010
    ------------------------------
We posted sales of $11.6 billion for the six months ended June 30, 2010, an increase of 59% from the six months ended June 30, 2009. This higher sales level was a result of increases in our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales.
During the six months ended June 30, 2010, vehicle production increased 71% to 6 million units in North America and 22% to 6.9 million units in Europe, each compared to the first six months of 2009.
Also during the first six months of 2010, our North American and European average dollar content per vehicle increased 15% and 11% respectively, each compared to the first six months of 2009.
Complete vehicle assembly sales increased 26% to $1 billion for the six months ended June 30, 2010 compared to $824 million for the six months ended June 30, 2009, while complete vehicle assembly volumes increased 55% to approximately 40,400.
During the six months ended June 30, 2010, operating income was $658 million, net income was $516 million and diluted earnings per share were $4.56, increases of $1.1 billion, $921 million and $8.18, respectively, each compared to the first six months of 2009.
During the six months ended June 30, 2010, we generated cash from operations before changes in non cash operating assets and liabilities of $858 million, and invested $265 million in non cash operating assets and liabilities.
Total investment activities for the first six months of 2010 were $353 million, including $297 million in fixed asset additions, a $54 million increase in investments and other assets and $2 million to purchase subsidiaries.
A more detailed discussion of our consolidated financial results for the second quarter and six months ended June 30, 2010 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

    DIVIDENDS
    ---------
Our Board of Directors yesterday declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the quarter ended June 30, 2010. The dividend of U.S. $0.30 per share is payable on September 15, 2010 to shareholders of record on August 31, 2010. The dividend increased from U.S. $0.18 per share for the quarter ended March 31, 2010 given the continued profitability and better expectations for vehicle production in our key markets.

    2010 OUTLOOK
    ------------
For the full year 2010, we expect our consolidated sales to be between $22 billion and $23 billion, based on full year 2010 light vehicle production volumes of approximately 11.5 million units in North America and approximately 12.0 million units in Europe. Full year 2010 average dollar content per vehicle is expected to be between $955 and $985 in North
America and between $520 and $545 in Europe. We expect our full year 2010 complete vehicle assembly sales to be between $1.8 billion and $2.1 billion. In addition, we expect that full year 2010 spending for fixed assets will be in the range of $750 million to $800 million.
This 2010 outlook assumes no significant acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

    ABOUT MAGNA
    -----------
We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/ systems; as well as complete vehicle engineering and assembly.
We have approximately 76,000 employees in 242 manufacturing operations and
76 product development, engineering and sales centres in 25 countries.
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    We will hold a conference call for interested analysts and shareholders to discuss our second quarter results on Friday, August 6, 2010 at 8:30 a.m. EDT. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-771-7943. The number for overseas callers is 1-212-231-2912. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Friday morning prior to the call.
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    FORWARD-LOOKING STATEMENTS
    --------------------------
The previous discussion contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna's expected consolidated sales, based on expected light vehicle production in North
America and Europe; North American and European average dollar content per vehicle; complete vehicle assembly sales; and fixed asset expenditures. The forward-looking information in this Press Release is presented for the purpose of providing information about management's current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; production volumes and sales levels which are below forecast levels; our dependence on outsourcing by our customers; the termination or non renewal by our customers of any material contracts; our ability to identify and successfully exploit shifts in technology; restructuring, downsizing and/or other significant non-recurring costs; impairment charges; our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; product liability claims in excess of our insurance coverage;
changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-
looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.
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    For further information about Magna, please see our website at
    www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov
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    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and
    Financial Position
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All amounts in this Management's Discussion and Analysis of Results of
Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2010 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2009 included in our 2009 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and six months ended June 30, 2010 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2009 have been prepared in accordance with Canadian GAAP. This MD&A has been prepared as at August 5, 2010.
    OVERVIEW
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We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks.
Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at June 30, 2010, we had 242 manufacturing operations and 76 product development, engineering and sales centres in 25 countries.
Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.
    HIGHLIGHTS
    ----------
In the second quarter of 2010, light vehicle production in North America and Western Europe improved relative to the second quarter of 2009, representing the third consecutive quarter of such year over year increases in both of our principal markets. In North America, light vehicle production increased 75%
in the second quarter of 2010, as compared to the second quarter of 2009 when both General Motors and Chrysler were operating under bankruptcy protection.
A sustained level of higher North American auto sales in 2010, as compared to the first half of 2009, as well as dealer inventory levels that remain below long-term historical averages have contributed to improved North American light vehicle production.
In Western Europe, light vehicle production increased 13% over the second quarter of 2009. While we have been concerned about the potential negative impacts of vehicle sales "pulled forward" as a result of vehicle "scrappage" programs in place in Europe during 2009 and early 2010, as well as recent macroeconomic factors impacting certain European countries, vehicle sales in a number of European markets remained relatively strong in the second quarter of 2010, as have imports of European-built vehicles into North America.
Our second quarter 2010 total sales increased 63% over the second quarter of 2009, with North American, European, and Rest of World production sales, as well as complete vehicle assembly sales and tooling, engineering and other sales all posting increases over the second quarter of 2009. Operating income increased $610 million to $373 million, compared to a loss of $237 million in the second quarter of 2009.
Our strong second quarter results reflect, among other things:
    - the improved level of light vehicle production in North America and Western Europe;
    - the benefit of our efforts over the past few years to restructure, right-size and otherwise reduce costs across the organization;
    -   lower costs incurred related to launches or for programs that have not fully ramped up production; and
    -   the benefit of our efforts to improve underperforming operations around the world.
Given the continued profitability and better expectations for vehicle production in our key markets, our Board of Directors increased our dividend to $0.30 per Class A Subordinate Voting or Class B Share in respect of the second quarter of 2010.
We previously announced on May 6, 2010, that we had entered into a transaction agreement with the Stronach Trust pursuant to which holders of our Class A Subordinate Voting and Class B Shares were to be given the opportunity to decide whether to eliminate the dual class share capital structure. The required majorities of holders of our Class A Subordinate Voting and Class
B Shares approved the proposed transaction at a special meeting of Magna's shareholders held on July 23, 2010.
    FINANCIAL RESULTS SUMMARY
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During the second quarter of 2010, we posted sales of $6.1 billion, an increase of 63% from the second quarter of 2009. This higher sales level was a result of increases in our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales. Comparing the second quarter of 2010 to the second quarter of 2009:
    - North American vehicle production increased by 75% and average dollar content per vehicle increased 27%;
    - European vehicle production increased 13% and average dollar content per vehicle increased 8%;
    -   complete vehicle assembly sales increased 39% to $590 million from
        $423 million, as complete vehicle assembly volumes increased 59%;
    -   Rest of World production sales increased 69% to $261 million from $154 million; and
    -   tooling, engineering and other sales increased 22% to $411 million from $336 million.
During the second quarter of 2010, we generated operating income of $373 million compared to an operating loss of $237 million for the second quarter of 2009. Excluding the unusual items recorded in the second quarters of 2010 and 2009, as discussed in the "Unusual Items" section, the $579 million increase in operating income was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, operating income was positively impacted by:
    -   the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the second quarter of 2009;
    -   favourable settlement of certain commercial items;
    -   productivity and efficiency improvements at certain facilities;
    -   lower costs incurred related to launches or for programs that have not fully ramped up production;
    - incremental margin earned related to the acquisition of Cadence Innovation s.r.o, ("Cadence");
    -   the positive impact of foreign exchange;
    -   recovery of receivables previously provided for; and
    -   lower restructuring and downsizing costs.

    These factors were partially offset by:

    -   higher incentive compensation;
    -   employee profit sharing, as no profit sharing was recorded in 2009;
    -   increased commodity costs;
    -   higher warranty costs;
    - higher development and launch costs in our vehicle electrification business; and
    -   net customer price concessions subsequent to the second quarter of
        2009.
During the second quarter of 2010, net income was $293 million compared to a net loss of $205 million for the second quarter of 2009. Excluding the unusual items recorded in the second quarters of 2010 and 2009, as discussed in the "Unusual Items" section, net income for 2010 increased $458 million. The increase in net income was a result of the increase in operating income partially offset by higher income taxes.
During the second quarter of 2010, our diluted earnings per share were $2.59 compared to diluted loss per share of $1.83 for the second quarter of 2009. Excluding the unusual items recorded in the second quarters of 2010 and 2009, as discussed in the "Unusual Items" section, diluted earnings per share for 2010 increased $4.07. The increase in diluted earnings per share is as a result of the increase in net income, excluding unusual items, partially offset by an increase in the weighted average number of diluted shares outstanding during the second quarter of 2010. The increase in the weighted average number of diluted shares outstanding was primarily due to an increase in the number of diluted shares associated with restricted stock and stock options since such shares were anti-dilutive in the second quarter of 2009.
    UNUSUAL ITEMS
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During the three months and six months ended June 30, 2010 and 2009, we recorded certain unusual items as follows:
                                    2010                       2009
                       --------------------------- --------------------------
                                          Diluted                    Diluted
                         Operat-          Earnings  Operat-         Earnings
                            ing      Net      per      ing      Net      per
                         Income   Income    Share   Income   Income    Share
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    Second Quarter
      Impairment
       charges(1)       $     -  $     -  $     -  $   (75) $   (75) $ (0.67)
      Restructuring
       charges(1)           (24)     (21)   (0.19)      (6)      (6)   (0.05)
      Curtailment gain(2)     -        -        -       26       20     0.18
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    Total second quarter
     unusual items          (24)     (21)   (0.19)     (55)     (61)   (0.54)
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    First Quarter
      Sale of facility(3)    14       14     0.12        -        -        -
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    Total first quarter
     unusual items           14       14     0.12        -        -        -
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    Total year to date
     unusual items      $   (10) $    (7) $ (0.07) $   (55) $   (61) $ (0.54)
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    (1) Restructuring and Impairment Charges

        (a)  For the six months ended June 30, 2010

             During the second quarter of 2010, we recorded restructuring and rationalization costs of $21 million in cost of goods sold and $3 million in selling, general and administrative expense related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in North America.

        (b)  For the six months ended June 30, 2009

             During the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, we decided to wind down these operations. Given the significance of the facility's cashflows in relation to the reporting unit, we determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired. Therefore, we recorded a $75 million goodwill impairment charge.

             The goodwill impairment charge was calculated by determining the implied fair value of goodwill in the same manner as if we had acquired the reporting unit as at June 30, 2009.

             During the second quarter of 2009, we recorded restructuring costs of $6 million related to the planned closure of this powertrain systems facility.

    (2) Curtailment gain

        During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 would no longer participate in the plan. The amendment reduced service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the second quarter of 2009.

    (3) Sale of Facility

        During the first quarter of 2010, we sold an electronics systems facility in China and realized a $14 million gain.

    INDUSTRY TRENDS AND RISKS
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Our success is primarily dependent upon the levels of North American and
European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2009, and remain substantially unchanged in respect of the second quarter ended June 30, 2010.
    RESULTS OF OPERATIONS
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    Average Foreign Exchange

                             For the three months       For the six months
                               ended June 30,             ended June 30,
                         -------------------------  -------------------------
                           2010     2009   Change     2010     2009   Change
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    1 Canadian dollar
     equals U.S. dollars  0.973    0.863    + 13%    0.967    0.832    + 16%
    1 euro equals U.S.
     dollars              1.274    1.369     - 7%    1.329    1.335     - 1%
    1 British pound
     equals U.S. dollars  1.493    1.554     - 4%    1.527    1.494     + 2%
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The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and six months ended June 30, 2010 impacted the reported U.S. dollar amounts of our sales, expenses and income.
The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.
    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED JUNE 30, 2010
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    Sales
                                                         For the
                                                      three months
                                                      ended June 30,
                                                  -----------------
                                                      2010     2009   Change
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    Vehicle Production Volumes (millions of
     units)
      North America                                  3.099    1.768    + 75%
      Europe                                         3.489    3.075    + 13%
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    Average Dollar Content Per Vehicle
      North America                                $   975  $   768    + 27%
      Europe                                       $   506  $   467    + 8%
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    Sales
      External Production
        North America                              $ 3,022  $ 1,357   + 123%
        Europe                                       1,766    1,435    + 23%
        Rest of World                                  261      154    + 69%
      Complete Vehicle Assembly                        590      423    + 39%
      Tooling, Engineering and Other                   411      336    + 22%
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    Total Sales                                    $ 6,050  $ 3,705    + 63%
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External Production Sales - North America
External production sales in North America increased 123% or $1.66 billion to $3.02 billion for the second quarter of 2010 compared to $1.36 billion for the second quarter of 2009. This increase in production sales reflects a 75% increase in North American vehicle production volumes combined with a 27% increase in our North American average dollar content per vehicle.
Our average dollar content per vehicle grew by 27% or $207 to $975 for the second quarter of 2010 compared to $768 for the second quarter of 2009, primarily as a result of:
    - favourable production (relative to industry volumes) and/or content on certain programs, including the:
        -   GM full-sized pickups and SUVs;
        -   Dodge Grand Caravan, Chrysler Town & Country and Volkswagen
            Routan;
        -   Jeep Wrangler;
        -   Chrysler 300 and 300C and Dodge Charger;
        -   Chevrolet Cobalt;
        -   Dodge Journey;
        -   Dodge Avenger and Chrysler Sebring;
        -   Jeep Liberty and Dodge Nitro;
        -   Dodge Ram; and
        -   Jeep Patriot and Compass;
    - the launch of new programs during or subsequent to the second quarter of 2009, including the:
        -   Chevrolet Equinox and GMC Terrain;
        -   Cadillac SRX; and
        -   Ford Fiesta;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and
    -   the acquisition of several facilities from Meridian Automotive
        Systems Inc. ("Meridian") in the second quarter of 2009.

    These factors were partially offset by:

    - unfavourable production (relative to industry volumes) and/or content on certain programs, including the:
        -   Ford Fusion, Mercury Milan and Lincoln MKZ;
        -   Ford Edge and Lincoln MKX;
        -   Ford Escape, Mercury Mariner and Mazda Tribute; and
        -   Chevrolet Impala;
    - programs that ended production during or subsequent to the second quarter of 2009, including the:
        -   Saturn Vue, Sky and Aura; and
        -   Pontiac Solstice, G5 and G6; and
    - net customer price concessions subsequent to the second quarter of 2009.
External Production Sales - Europe
External production sales in Europe increased 23% or $331 million to $1.77 billion for the second quarter of 2010 compared to $1.44 billion for the second quarter of 2009. This increase in production sales reflects a 13% increase in European vehicle production volumes combined with an 8% increase in our European average dollar content per vehicle.
Our average dollar content per vehicle grew by 8% or $39 to $506 for the second quarter of 2010 compared to $467 for the second quarter of 2009, primarily as a result of:
    - the launch of new programs during or subsequent to the second uarter of 2009, including the:
        -   Porsche Panamera;
        -   Peugeot RCZ;
        -   Mercedes-Benz SLS;
        -   Skoda Yeti;
        -   Opel Astra; and
        -   Porsche Cayenne and Volkswagen Touareg;
    - acquisitions completed during or subsequent to the second quarter of 2009, including Cadence; and
    - favourable production (relative to industry volumes) and/or content on certain programs, including the:
        -   Mercedes-Benz C-Class;
        -   Volkswagen Transporter;
        -   BMW X1; and
        -   Honda Civic.

    These factors were partially offset by:

    - a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;
    - unfavourable production (relative to industry volumes) and/or content on certain programs, including the:
        -   smart fortwo;
        -   Volkswagen Caddy;
        -   MINI Cabrio;
        -   BMW X3; and
    - programs that ended production during or subsequent to the second quarter of 2009; and
    -   net customer price concessions subsequent to the second quarter of
        2009.
External Production Sales - Rest of World
External production sales in Rest of World increased 69% or $107 million to $261 million for the second quarter of 2010 compared to $154 million for the second quarter of 2009, primarily as a result of:
    - increased production and/or content on certain programs in China, Korea, Brazil and South Africa;
    -   an acquisition completed in the first quarter of 2010 in Japan;
    - the launch of new programs during or subsequent to the second quarter of 2009 in China and Japan; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real against the U.S. dollar.
Complete Vehicle Assembly Sales
The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.
Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.
                                                         For the
                                                      three months
                                                      ended June 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales                $   590  $   423    + 39%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Peugeot RCZ, Mercedes-Benz
         G-Class, Aston Martin Rapide and Saab
         9(3) Convertible                           20,826   13,268
      Value-Added:
        Chrysler 300, Jeep Grand Cherokee and
         Jeep Commander                              1,555      783
    -------------------------------------------------------------------------
                                                    22,381   14,051    + 59%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Complete vehicle assembly sales increased 39% or $167 million to $590 million for the second quarter of 2010 compared to $423 million for the second quarter of 2009, while assembly volumes increased 59% or 8,330 units.
The increase in complete vehicle assembly sales is primarily as a result of:
    - the launch of new assembly programs subsequent to the second quarter of 2009, including the Peugeot RCZ and the Aston Martin Rapide; and
    - an increase in assembly volumes for the Mercedes-Benz G-Class and BMW X3.

    These factors were partially offset by:

    - a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar; and
    - the end of production of the Saab 9(3) Convertible in the fourth quarter of 2009.
In addition, the Chrysler 300 and Jeep Grand Cherokee ended production in Europe during the second quarter of 2010.
Tooling, Engineering and Other
Tooling, engineering and other sales increased 22% or $75 million to $411 million for the second quarter of 2010 compared to $336 million for the second quarter of 2009.
In the second quarter of 2010, the major programs for which we recorded tooling, engineering and other sales were the:
    -   Ford Fiesta;
    -   MINI Cooper and Countryman;
    -   BMW X3;
    -   Peugeot RCZ;
    -   Mercedes-Benz M-Class;
    -   Jeep Grand Cherokee;
    -   Chery A6;
    -   Saab 9-5; and
    -   Chevrolet Silverado and GMC Sierra.
In the second quarter of 2009, the major programs for which we recorded tooling, engineering and other sales were the:
    -   MINI Cooper, Clubman, Countryman;
    -   Chevrolet Silverado and GMC Sierra;
    -   Buick LaCrosse;
    -   Audi Q3;
    -   Porsche 911;
    -   Opel/Vauxhall Astra;
    -   Dodge Journey;
    -   BMW X3;
    -   Volkswagen Golf;
    -   Porsche Cayenne and Volkswagen Touareg; and
    -   Chevrolet Equinox and GMC Terrain.
In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.
Gross Margin
Gross margin increased $561 million to $860 million for the second quarter of 2010 compared to $299 million for the second quarter of 2009 and gross margin as a percentage of total sales increased to 14.2% for the second quarter of 2010 compared to 8.1% for the second quarter of 2009. The unusual items discussed in the "Unusual Items" section negatively impacted gross margin as a percentage of total sales in the second quarter of 2010 by 0.4% and positively impacted gross margin as a percentage of total sales in the second quarter of 2009 by 0.6%. Excluding these unusual items, the 7.1% increase in gross margin as a percentage of total sales was substantially due to increased gross margin earned as a result of significantly higher vehicle production volumes. In addition, gross margin as a percentage of total sales was positively impacted by:
    - the benefit of restructuring and downsizing activities and cost saving initiatives that were undertaken during or subsequent to the second quarter of 2009;
    -   favourable settlement of certain commercial items;
    -   productivity and efficiency improvements at certain facilities;
    -   lower restructuring and downsizing costs;
    - lower costs incurred related to launches or for programs that have not fully ramped up production; and
    -   acquisitions completed during or subsequent to the second quarter of
        2009.

    These factors were partially offset by:

    -   employee profit sharing, as no profit sharing was recorded in 2009;
    -   increased commodity costs;
    -   higher warranty costs;
    - higher development and launch costs in our vehicle electrification business; and
    - net customer price concessions subsequent to the second quarter of 2009.
Depreciation and Amortization
Depreciation and amortization costs decreased 9% or $17 million to $164 million for the second quarter of 2010 compared to $181 million for the second quarter of 2009. The decrease in depreciation and amortization was primarily as a result of:
    - the impairment of certain assets subsequent to the second quarter of 2009; and
    - the sale or disposition of certain facilities subsequent to the second quarter of 2009.
These factors were partially offset by acquisitions completed during or subsequent to the second quarter of 2009.
Selling, General and Administrative ("SG&A")
SG&A expense as a percentage of sales was 5.5% for the second quarter of 2010, compared to 7.4% for the second quarter of 2009. SG&A expense increased $58 million to $333 million for the second quarter of 2010 compared to $275 million for the second quarter of 2009. Excluding the $3 million unusual item recorded in the second quarter of 2010 (as discussed in the "Unusual Items" section), SG&A expense increased by $55 million, primarily as a result of:
    -   higher incentive compensation; and
    - acquisitions completed during or subsequent to the second quarter of 2009.

    These factors were partially offset by:

    -   lower restructuring and downsizing costs;
    -   recovery of receivables previously provided for; and
    - the closure or disposition of certain facilities during or subsequent to the second quarter of 2009.
Impairment Charges
Impairment charges were $75 million for the second quarter of 2009 as discussed in the "Unusual Items" section.
Earnings (loss) before Interest and Taxes ("EBIT")(1)
                                  For the three months ended June 30,
                       ------------------------------------------------------
                              External Sales                   EBIT
                       --------------------------- --------------------------
                           2010     2009   Change     2010     2009   Change
    -------------------------------------------------------------------------

    North America       $ 3,208  $ 1,502  $ 1,706  $   261  $  (199) $   460
    Europe                2,559    2,021      538       75      (40)     115
    Rest of World           278      175      103       28        8       20
    Corporate and Other       5        7       (2)       9       (3)      12
    -------------------------------------------------------------------------
    Total               $ 6,050  $ 3,705  $ 2,345  $   373  $  (234) $   607
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Included in EBIT for the second quarters of 2010 and 2009 were the following unusual items, which have been discussed in the "Unusual Items" section.
                                                                 For the
                                                               three months
                                                              ended June 30,
                                                           ------------------
                                                               2010     2009
    -------------------------------------------------------------------------

    North America
      Impairment charges                                    $     -  $   (75)
      Restructuring charges                                     (24)      (6)
      Curtailment gain                                            -       26
    -------------------------------------------------------------------------
                                                            $   (24) $   (55)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) EBIT is defined as income (loss) from operations before income taxes as presented on our unaudited interim consolidated financial statements before net interest (income) expense.
North America
EBIT in North America increased $460 million to $261 million for the second quarter of 2010 compared to a loss of $199 million for the second quarter of 2009. Excluding the North American unusual items discussed in the "Unusual Items" section, the $429 million increase in EBIT was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, EBIT was positively impacted by:
    - the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the second quarter of 2009;
    - productivity and efficiency improvements at certain facilities; and lower restructuring and downsizing costs.

    These factors were partially offset by:

    -   higher affiliation fees paid to corporate;
    -   higher incentive compensation;
    -   employee profit sharing, as no profit sharing was recorded in 2009;
    - higher development and launch costs in our vehicle electrification business; and
    -   net customer price concessions subsequent to the second quarter of
        2009.
Europe
EBIT in Europe increased $115 million to $75 million for the second quarter of 2010 compared to a loss of $40 million for the second quarter of 2009 substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, EBIT was positively impacted by:
    -   favourable settlement of certain commercial items;
    -   incremental margin earned related to the acquisition of Cadence;
    -   recovery of receivables previously provided for;
    - lower costs incurred related to launches or for programs that have not fully ramped up production; and
    - the closure of certain underperforming divisions subsequent to the second quarter of 2009.

    These factors were partially offset by:

    -   employee profit sharing, as no profit sharing was recorded in 2009;
    -   operational inefficiencies and other costs at certain facilities;
    -   increased commodity costs;
    -   higher net warranty costs;
    - higher development and launch costs in our vehicle electrification business;
    -   higher affiliation fees paid to corporate; and
    - net customer price concessions subsequent to the second quarter of 2009.
Rest of World
Rest of World EBIT increased $20 million to $28 million for the second quarter of 2010 compared to $8 million for the second quarter of 2009, primarily as a result of:
    -   additional margin earned on increased production sales; and
    - incremental margin earned on new programs that launched during or subsequent to the second quarter of 2009.
These factors were partially offset by higher launch costs incurred, primarily in Japan.
Corporate and Other
Corporate and Other EBIT increased $12 million to $9 million for the second quarter of 2010 compared to a loss of $3 million for the second quarter of 2009, primarily as a result of:
    -   an increase in affiliation fees earned from our divisions;
    -   the positive impact of foreign exchange; and
    -   an increase in equity income earned.

    These factors were partially offset by:

    -   increased incentive compensation; and
    -   increased stock-based compensation.
Interest Expense (Income), net
During the second quarter of 2010, we did not record any net interest, compared to $3 million of net interest expense for the second quarter of 2009. The $3 million decrease in net interest is as a result of a reduction in interest expense due to the repayment of our 7.08% Subordinated Debentures and our 6.5% Convertible Subordinated Debentures subsequent to the second quarter of 2009.
Operating Income (Loss)
Operating income increased $610 million to $373 million for the second quarter of 2010 compared to a loss of $237 million for the second quarter of 2009. Excluding the unusual items discussed in the "Unusual Items" section, operating income for the second quarter of 2010 increased $579 million. The increase in operating income is the result of the increase in EBIT and the decrease in net interest expense, both as discussed above. Income Taxes
Our effective income tax rate on operating income (excluding equity income) increased to 22.0% for the second quarter of 2010 compared to 13.6% for the second quarter of 2009. In the second quarters of 2010 and 2009, income tax rates were impacted by the unusual items discussed in the "Unusual Items" section. Excluding unusual items, our effective income tax rate increased to 21.4% for the second quarter of 2010. Our expected statutory income tax rate for the second quarter of 2010 reflected more traditional rates as a result of our return to profitability in most jurisdictions. In addition, the effective income tax rate for the second quarter of 2010 was favourably impacted by the utilization of losses previously not benefited.
Net Income (Loss)
Net income increased $498 million to $293 million for the second quarter of 2010 compared to a net loss of $205 million for the second quarter of 2009. Excluding the unusual items discussed in the "Unusual Items" section, net income increased $458 million. The increase in net income is the result of the increase in operating income partially offset by higher income taxes, both as discussed above.
    Earnings (Loss) per Share

                                                         For the
                                                      three months
                                                      ended June 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------

    Earnings (loss) per Class A Subordinate Voting
     or Class B Share
      Basic                                        $  2.62  $ (1.83) $  4.45
      Diluted                                      $  2.59  $ (1.83) $  4.42
    -------------------------------------------------------------------------

    Average number of Class A Subordinate Voting
     and Class B Shares outstanding (millions)
      Basic                                          112.2    111.7        -
      Diluted                                        113.4    111.7     + 1%
    -------------------------------------------------------------------------
Diluted earnings per share increased $4.42 to $2.59 for the second quarter of 2010 compared to a loss of $1.83 for the second quarter of 2009. Excluding the unusual items, discussed in the "Unusual Items" section, diluted earnings per share increased $4.07 from the second quarter of 2009 as a result of the increase in net income (excluding unusual items) described above, partially offset by an increase in the weighted average number of diluted shares outstanding during the quarter.
The increase in the weighted average number of diluted shares outstanding was primarily due to an increase in the number of diluted shares associated with restricted stock and stock options since such shares were anti-dilutive in the second quarter of 2009.
    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------

    Cash Flow from Operations

                                                         For the
                                                      three months
                                                      ended June 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------
    Net income (loss)                              $   293  $  (205)
    Items not involving current cash flows             170      292
    -------------------------------------------------------------------------
                                                       463       87  $   376
    Changes in non-cash operating assets and
     liabilities                                        74      (55)
    -------------------------------------------------------------------------
    Cash provided from operating activities        $   537  $    32  $   505
Cash flow from operations before changes in non-cash operating assets and liabilities increased $376 million to $463 million for the second quarter of 2010 compared to $87 million for the second quarter of 2009. The increase in cash flow from operations was due to a $498 million increase in net income, as discussed above, partially offset by a $122 million decrease in items not involving current cash flows. The decrease in items not involving current cash flows was primarily as a result of the $75 million goodwill impairment charge in the second quarter of 2009 and a $17 million decrease in depreciation and amortization, offset in part by the $26 million curtailment gain in the second quarter of 2009. Items not involving current cash flows are comprised of the following:
                                                                  For the
                                                               three months
                                                              ended June 30,
                                                           ------------------
                                                               2010     2009
    -------------------------------------------------------------------------

    Depreciation and amortization                           $   164  $   181
    Long-lived asset impairments                                  -       75
    Amortization of other assets included in cost of goods
     sold                                                        14       23
    Other non-cash charges                                       (1)      20
    Amortization of employee wage buydown                         4        6
    Equity income                                               (10)       2
    Future income taxes and non-cash portion of current
     taxes                                                       (1)      11
    Curtailment gain                                              -      (26)
    -------------------------------------------------------------------------
    Items not involving current cash flows                  $   170  $   292
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Cash provided from non-cash operating assets and liabilities amounted to $74 million for the second quarter of 2010 compared to cash invested of $55 million for the second quarter of 2009. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:
                                                                  For the
                                                               three months
                                                              ended June 30,
                                                           ------------------
                                                               2010     2009
    -------------------------------------------------------------------------

    Accounts receivable                                     $  (279) $   192
    Inventories                                                 (64)     (25)
    Income taxes payable (receivable)                            49      (24)
    Prepaid expenses and other                                    -        3
    Accounts payable                                            287      (97)
    Accrued salaries and wages                                   30      (96)
    Other accrued liabilities                                    51       (3)
    Deferred revenue                                              -       (5)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and liabilities    $    74  $   (55)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
The increase in accounts receivable, inventories, accounts payable, accrued salaries and wages and other accrued liabilities in the second quarter of 2010 was primarily due to the increase in production activities compared to the first quarter of 2010. The increase in income taxes payable was primarily due to a higher tax provision resulting from increased earnings in excess of required instalment payments.
    Capital and Investment Spending

                                                         For the
                                                      three months
                                                      ended June 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------

    Fixed asset additions                          $  (164) $  (150)
    Investments and other assets                       (23)     (84)
    -------------------------------------------------------------------------
    Fixed assets, investments and other assets
     additions                                        (187)    (234)
    Purchase of subsidiaries                             -      (39)
    Proceeds from disposition                           28        7
    -------------------------------------------------------------------------
    Cash used for investing activities             $  (159) $  (266) $   107
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Fixed and other assets additions
In the second quarter of 2010, we invested $164 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2010 was for manufacturing equipment for programs that will be launching subsequent to the second quarter of 2010.
In the second quarter of 2010, we invested $23 million in other assets related primarily to fully reimbursable planning and engineering costs at our complete vehicle engineering and assembly operations and our roof systems operations for programs that will be launching subsequent to the second quarter of 2010.
Purchase of subsidiaries
During the second quarter of 2009, we invested $39 million to purchase subsidiaries, including:
    - Cadence, a manufacturer of exterior and interior systems primarily located in the Czech Republic; and
    - several facilities in the United States and Mexico from Meridian, which supply interior and exterior composites.
Proceeds from disposition
Proceeds from disposition in the second quarter of 2010 and 2009 were $28 million and $7 million, respectively, which represent normal course fixed and other asset disposals.
    Financing

                                                         For the
                                                      three months
                                                      ended June 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------

    Increase in bank indebtedness                  $    23  $   159
    Repayments of debt                                 (27)     (10)
    Issues of debt                                       4        1
    Issues of Class A Subordinate Voting Shares          2        -
    Cash dividends paid                                (20)       -
    -------------------------------------------------------------------------
    Cash provided from (used for) financing
     activities                                    $   (18) $   150  $  (168)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
The increase in bank indebtedness during the second quarter of 2009 relates primarily to the draw down on our term and operating lines of credit in Europe that was required to fund current European operations.
During the second quarter of 2010, we repaid $27 million of debt assumed on the acquisition of Cadence.
After suspending payment of dividends during the second quarter of 2009, in May of 2010 our Board of Directors declared a dividend of $0.18 per Class A Subordinate Voting or Class B Share in respect of the first quarter of 2010. These dividends, which aggregated to $20 million, were paid in the second quarter of 2010.
    Financing Resources

                                                     As at    As at
                                                      June December
                                                  30, 2010 31, 2009   Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                            $    67  $    48
      Long-term debt due within one year                11       16
      Long-term debt                                    73      115
    -------------------------------------------------------------------------
                                                       151      179
    Shareholders' equity                             7,615    7,360
    -------------------------------------------------------------------------
    Total capitalization                           $ 7,766  $ 7,539  $   227
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Total capitalization increased by $0.2 billion to $7.8 billion at June 30, 2010 compared to $7.5 billion at December 31, 2009. The increase in capitalization was a result of a $255 million increase in shareholders' equity partially offset by a $28 million decrease in liabilities.
The increase in shareholders' equity was primarily as a result of net income earned during the first six months of 2010 partially offset by:
    - a $282 million decrease in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the weakening of the euro, Canadian dollar and British pound, each against the U.S. dollar between December 31, 2009 and June 30, 2010; and
    -   dividends paid during the second quarter of 2010.
The decrease in liabilities is primarily as a result of a $27 million repayment of debt in the second quarter of 2010 assumed on the acquisition of Cadence.
Cash Resources
During the first six months of 2010, our cash resources increased by $0.4 billion to $1.7 billion primarily as a result of the cash provided from operating activities partially offset by cash used for investing activities, as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion. The unused and available portion of our lines of credit decreased $0.1 billion to $1.8 billion during the first six months of 2010.
Maximum Number of Shares Issuable
The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at August 5, 2010 were exercised:
    Class A Subordinate Voting and Class B Shares                112,825,271
    Stock options (i)                                              5,839,475
    -------------------------------------------------------------------------
                                                                 118,664,746
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.
Contractual Obligations and Off Balance Sheet Financing
There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2010 that are outside the ordinary course of our business. Refer to our MD&A included in our 2009 Annual Report.
    RESULTS OF OPERATIONS - FOR THE SIX MONTHS ENDED JUNE 30, 2010
    -------------------------------------------------------------------------

    Sales


                                                         For the
                                                       six months
                                                      ended June 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes (millions of units)
      North America                                  5.978    3.496    + 71%
      Europe                                         6.869    5.612    + 22%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                                $   964  $   838    + 15%
      Europe                                       $   513  $   461    + 11%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                              $ 5,765  $ 2,928    + 97%
        Europe                                       3,527    2,587    + 36%
        Rest of World                                  490      262    + 87%
      Complete Vehicle Assembly                      1,036      824    + 26%
      Tooling, Engineering and Other                   744      678    + 10%
    -------------------------------------------------------------------------
    Total Sales                                    $11,562  $ 7,279    + 59%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
External Production Sales - North America
External production sales in North America increased 97% or $2.84 billion to $5.77 billion for the six months ended June 30, 2010 compared to $2.93 billion for the six months ended June 30, 2009. This increase in production sales reflects a 71% increase in North American vehicle production volumes combined with a 15% increase in our North American average dollar content per vehicle.
Our average dollar content per vehicle grew by 15% or $126 to $964 for the six months ended June 30, 2010 compared to $838 for the six months ended
June 30, 2009, primarily as a result of:
    - favourable production (relative to industry volumes) and/or content on certain programs, including the:
        -  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen
           Routan;
        -   GM full-sized SUVs and pickups;
        -   Chevrolet Cobalt;
        -   Dodge Journey;
        -   Jeep Wrangler; and
        -   Chrysler 300 and 300C and Dodge Charger;
    - an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;
    - the launch of new programs during or subsequent to the six months ended June 30, 2009, including the:
        -   Chevrolet Equinox and GMC Terrain; and
        -   Cadillac SRX; and
    - the acquisition of several facilities from Meridian in the second quarter of 2009.

    These factors were partially offset by:

    - unfavourable production (relative to industry volumes) and/or content on certain programs, including the:
        -   Ford Escape, Mercury Mariner and Mazda Tribute;
        -   Ford F-Series; and
        -   BMW X5;
    - programs that ended production during or subsequent to the six months ended June 30, 2009, including the:
        -   Pontiac G6, G5 and Solstice; and
        -   Saturn Vue, Sky and Aura; and
    - net customer price concessions subsequent to the six months ended June 30, 2009.
External Production Sales - Europe
External production sales in Europe increased 36% or $0.9 billion to $3.5 billion for the six months ended June 30, 2010 compared to $2.6 billion for the six months ended June 30, 2009. This increase in production sales reflects a 22% increase in European vehicle production volumes combined with an 11% increase in our European average dollar content per vehicle.
Our average dollar content per vehicle grew by 11% or $52 to $513 for the six months ended June 30, 2010 compared to $461 for the six months ended
June 30, 2009, primarily as a result of:
    - the launch of new programs during or subsequent to the six months ended June 30, 2009, including the:
        -   Porsche Panamera;
        -   Skoda Yeti;
        -   Peugeot RCZ;
        -   Mercedes-Benz SLS;
        -   Opel Astra; and
        -   Mercedes-Benz E-Class;
        - acquisitions completed during or subsequent to the six months ended June 30, 2009, including Cadence; and
    - favourable production (relative to industry volumes) and/or content on certain programs, including the BMW X1.

    These factors were partially offset by:

    - unfavourable production (relative to industry volumes) and/or content on certain programs, including the:
        -  smart fortwo;
        -  BMW X3; and
        -  Volkswagen Caddy; and
        - net customer price concessions subsequent to the six months ended June 30, 2009.
External Production Sales - Rest of World
External production sales in Rest of World increased 87% or $228 million to $490 million for the six months ended June 30, 2010 compared to $262 million for the six months ended June 30, 2009, primarily as a result of:
    - increased production and/or content on certain programs in China, Korea, Brazil and South Africa;
    - the launch of new programs during or subsequent to the second quarter of 2009 in China and Japan;
    - an acquisition completed subsequent to the second quarter of 2009 in Japan; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real against the U.S. dollar.

    Complete Vehicle Assembly Sales

                                                         For the
                                                       six months
                                                      ended June 30,
                                                  ------------------
                                                      2010     2009   Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales                $ 1,036  $   824    + 26%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Peugeot RCZ, Mercedes-Benz G-Class,
        Aston Martin Rapide and Saab 9(3)
        Convertible                                 34,855   25,019
      Value-Added:
        Chrysler 300, Jeep Grand Cherokee and Jeep
         Commander                                   5,497    1,075
    -------------------------------------------------------------------------
                                                    40,352   26,094    + 55%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Complete vehicle assembly sales increased 26% or $0.2 billion to $1.0 billion for the six months ended June 30, 2010 compared to $0.8 billion for the six months ended June 30, 2009, while assembly volumes increased 55% or 14,258 units.
The increase in complete vehicle assembly sales is primarily as a result of:
    - the launch of new assembly programs subsequent to the six months ended June 30, 2009, including the Peugeot RCZ and the Aston Martin Rapide; and
    -   an increase in assembly volumes for the Mercedes-Benz G-Class and BMW
        X3.
These factors were partially offset by the end of production of the Saab 9(3) Convertible in the fourth quarter of 2009.
In addition, the Chrysler 300 and Jeep Grand Cherokee ended production in Europe during the second quarter of 2010.
Tooling, Engineering and Other
Tooling, engineering and other sales increased 10% or $66 million to $744 million for the six months ended June 30, 2010 compared to $678 million for the six months ended June 30, 2009.
In the six months ended June 30, 2010, the major programs for which we recorded tooling, engineering and other sales were the:
    -   Ford Fiesta;
    -   MINI Cooper and Countryman;
    -   Chevrolet Silverado and GMC Sierra;
    -   BMW X3;
    -   Mercedes-Benz M-Class;
    -   Audi A8;
    -   Peugeot RCZ; and
    -   Jeep Grand Cherokee.
In the six months ended June 30, 2009, the major programs for which we recorded tooling, engineering and other sales were the:
    -   MINI Cooper, Clubman and Countryman;
    -   Chevrolet Silverado and GMC Sierra;
    -   Cadillac SRX and Saab 9-4X;
    -   Chevrolet Equinox and GMC Terrain;
    -   BMW X3;
    -   Porsche Panamera;
    -   Buick LaCrosse;
    -   Audi Q3; and
    -   Opel/Vauxhall Astra.
In addition, tooling, engineering and other sales increased as a result of the strengthening of the Canadian dollar against the U.S. dollar.
    EBIT

                                    For the six months ended June 30,
                       ------------------------------------------------------
                             External Sales                    EBIT
                       ------------------------ -----------------------------
                           2010     2009   Change     2010     2009   Change
    -------------------------------------------------------------------------
    North America       $ 6,083  $ 3,267  $ 2,816  $   515  $  (288) $   803
    Europe                4,951    3,708    1,243       69     (159)     228
    Rest of World           521      296      225       57        7       50
    Corporate and Other       7        8       (1)      14      (21)      35
    -------------------------------------------------------------------------
    Total               $11,562  $ 7,279  $ 4,283  $   655  $  (461) $ 1,116
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Included in EBIT for the six-month periods ended June 30, 2010 and 2009 were the following unusual items, which have been discussed in the "Unusual Items" section above.
                                                          For the six months
                                                             ended June 30,
                                                        ---------------------
                                                             2010       2009
    -------------------------------------------------------------------------
    North America
      Impairment charges                                $       -  $     (75)
      Restructuring charges                                   (24)        (6)
      Curtailment gain                                          -         26
    -------------------------------------------------------------------------
                                                              (24)       (55)
    -------------------------------------------------------------------------
    Rest of World
      Sale of facility                                         14          -
    -------------------------------------------------------------------------
                                                        $     (10) $     (55)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
North America
EBIT in North America increased $803 million to $515 million for the six months ended June 30, 2010 compared to a loss of $288 million for the six months ended June 30, 2009. Excluding the North American unusual items discussed in the "Unusual Items" section, the $772 million increase in EBIT was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, EBIT was positively impacted by:
    -   the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the six months ended June 30, 2009;
    -   lower restructuring and downsizing costs; and
    -   productivity and efficiency improvements at certain facilities.

    These factors were partially offset by:

    -   higher affiliation fees paid to corporate;
    -   employee profit sharing, as no profit sharing was recorded in 2009;
    -   higher incentive compensation;
    - higher development and launch costs in our vehicle electrification business; and
    - net customer price concessions subsequent to the six months ended June 30, 2009.
Europe
EBIT in Europe increased $228 million to $69 million for the six months ended June 30, 2010 compared to a loss of $159 million for the six months ended June 30, 2009 substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, EBIT was positively impacted by:
    -   favourable settlement of certain commercial items;
    -   incremental margin earned related to the acquisition of Cadence;
    - the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the six months ended June 30, 2009;
    - the sale or closure of certain underperforming divisions subsequent to the six months ended June 30, 2009; and
    -   lower restructuring and downsizing costs;
    -   recovery of receivables previously provided for;
    - lower costs incurred related to launches or for programs that have not fully ramped up production; and
    -   productivity and efficiency improvements at certain facilities.

    These factors were partially offset by:

    -   employee profit sharing, as no profit sharing was recorded in 2009;
    -   higher warranty costs;
    - higher development and launch costs in our vehicle electrification business;
    -   operational inefficiencies and other costs at certain facilities;
    -   higher affiliation fees paid to corporate;
    -   increased commodity costs; and
    - net customer price concessions subsequent to the second quarter of 2009.
Rest of World
EBIT in Rest of World increased $50 million to $57 million for the six months ended June 30, 2010 compared to $7 million for the six months ended June 30, 2009 primarily as a result:
    -   additional margin earned on increased production sales; and
    - incremental margin earned on new programs that launched during or subsequent to the six months ended June 30, 2009.
These factors were partially offset by higher launch costs incurred, primarily in Japan.
Corporate and Other
Corporate and Other EBIT increased $35 million to $14 million for the six months ended June 30, 2010 compared to a loss of $21 million for the six months ended June 30, 2009, primarily as a result of:
    -   an increase in affiliation fees earned from our divisions; and
    -   an increase in equity income earned.

    These factors were partially offset by:

    -   increased incentive compensation; and
    -   increased stock-based compensation.


    SUBSEQUENT EVENTS
    -------------------------------------------------------------------------
We previously announced on May 6, 2010, that we had entered into a transaction agreement with the Stronach Trust pursuant to which holders of our Class A Subordinate Voting shares were to be given the opportunity to decide whether to eliminate Magna's dual class share capital structure. The proposed transaction would also: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts we have in place with Frank Stronach and his affiliated entities; and (ii) establish a joint venture with the Stronach group to jointly continue to pursue opportunities in the vehicle electrification business. The required majorities of holders of our Class A Subordinate Voting and Class B shares approved the proposed transaction at a special meeting of our shareholders held on July 23, 2010. The proposed transaction remains subject to:
(i) approval by the Ontario Superior Court at a hearing scheduled to be held on August 12 and 13, 2010; and (ii) the satisfaction of customary closing conditions. The proposed transaction also remains subject to the risk factors set forth in Magna's Management Information Circular/Proxy Statement dated May 31, 2010, as amended and supplemented by the Supplement dated July 8, 2010, which risk factors are incorporated by reference.
    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------
From time to time, we may be contingently liable for litigation and other claims.
Refer to note 24 of our 2009 audited consolidated financial statements, which describes these claims.
For a discussion of risk factors relating to legal and other claims against us, refer to page 35 of our Annual Information Form and Annual Report on
Form 40-F, each in respect of the year ended December 31, 2009.
    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------
There have been no changes in our internal controls over financial reporting that occurred during the six months ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
    FORWARD-LOOKING STATEMENTS
    -------------------------------------------------------------------------
The previous discussion contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to: automobile sales and light vehicle production volumes and the timing of new program launches. The forward-looking information in this document is presented for the purpose of providing information about management's current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; production volumes and sales levels which are below forecast levels; our dependence on outsourcing by our customers; the termination or non renewal by our customers of any material contracts; our ability to identify and successfully exploit shifts in technology; restructuring, downsizing and/or other significant non-recurring costs; impairment charges; our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses;
other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations;
costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.
    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE (LOSS) INCOME (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                    Three months ended     Six months ended
                                         June 30,              June 30,
                                  --------------------- ---------------------
                             Note      2010       2009       2010       2009
    -------------------------------------------------------------------------
    Sales                          $  6,050   $  3,705   $ 11,562   $  7,279
    -------------------------------------------------------------------------
    Costs and expenses
      Cost of goods sold              5,190      3,406      9,960      6,736
      Depreciation and
       amortization                     164        181        329        350
      Selling, general and
       administrative           7       333        275        634        577
      Interest (income)
       expense, net                       -          3         (3)         6
      Equity (income) loss              (10)         2        (16)         2
      Impairment charges        2         -         75          -         75
    -------------------------------------------------------------------------
    Income (loss) from
     operations before
     income taxes                       373       (237)       658       (467)
    Income taxes                         80        (32)       142        (62)
    -------------------------------------------------------------------------
    Net income (loss)                   293       (205)       516       (405)
    Other comprehensive
     (loss) income:            10
      Net unrealized (losses)
       gains on translation of
       net investment in
       foreign operations              (299)       228       (282)        93
      Net unrealized (losses)
       gains on cash flow
       hedges                           (24)        41         35         45
      Reclassifications of
       net (gains) losses on
       cash flow hedges to
       net income (loss)                (16)         9        (16)        43
    -------------------------------------------------------------------------
    Comprehensive (loss) income    $    (46)  $     73   $    253   $   (224)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Earnings (loss) per
     Class A Subordinate
     Voting or Class B Share:
      Basic                        $   2.62   $  (1.83)  $   4.61   $  (3.62)
      Diluted                      $   2.59   $  (1.83)  $   4.56   $  (3.62)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Cash dividends paid per
     Class A Subordinate
     Voting or Class B Share       $   0.18   $      -   $   0.18   $   0.18
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A
     Subordinate Voting and
     Class B Shares
     outstanding during
     the period (in millions):
      Basic                           112.2      111.7      112.1      111.7
      Diluted                         113.4      111.7      113.3      111.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended     Six months ended
                                         June 30,              June 30,
                                  --------------------- ---------------------
                                       2010       2009       2010       2009
    -------------------------------------------------------------------------

    Retained earnings,
     beginning of period           $  3,066   $  3,136   $  2,843   $  3,357
    Net income (loss)                   293       (205)       516       (405)
    Dividends on Class A
     Subordinate Voting and
     Class B Shares                     (20)         -        (20)       (21)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period                 $  3,339   $  2,931   $  3,339   $  2,931
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes


    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                    Three months ended     Six months ended
                                         June 30,              June 30,
                                  --------------------- ---------------------
                             Note      2010       2009       2010       2009
    -------------------------------------------------------------------------

    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net income (loss)              $    293   $   (205)  $    516   $   (405)
    Items not involving
     current cash flows         3       170        292        342        501
    -------------------------------------------------------------------------
                                        463         87        858         96
    Changes in non-cash
     operating assets and
     liabilities                3        74        (55)      (265)      (107)
    -------------------------------------------------------------------------
    Cash provided from
     (used for) operating
     activities                         537         32        593        (11)
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions              (164)      (150)      (297)      (246)
    Purchase of subsidiaries              -        (39)        (2)       (39)
    Increase in investments
     and other assets           4       (23)       (84)       (54)      (106)
    Proceeds from disposition            28          7        193         11
    -------------------------------------------------------------------------
    Cash used for
     investing activities              (159)      (266)      (160)      (380)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Increase (decrease) in
     bank indebtedness         11        23        159         31       (603)
    Repayments of debt                  (27)       (10)       (36)       (15)
    Issues of debt                        4          1          5          2
    Issue of Class A
     Subordinate Voting
     Shares                               2          -          9          -
    Dividends                           (20)         -        (20)       (21)
    -------------------------------------------------------------------------
    Cash (used for) provided
     from financing activities          (18)       150        (11)      (637)
    -------------------------------------------------------------------------
    Effect of exchange rate
     changes on cash and
     cash equivalents                   (73)        65        (61)         -
    -------------------------------------------------------------------------
    Net increase (decrease)
     in cash and cash
     equivalents during
     the period                         287        (19)       361     (1,028)
    Cash and cash equivalents,
     beginning of period              1,408      1,748      1,334      2,757
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  1,695   $  1,729   $  1,695   $  1,729
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes


    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)
                                                         As at         As at
                                                       June 30,  December 31,
                                              Note        2010          2009
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                    3    $  1,695      $  1,334
    Accounts receivable                                  3,924         3,062
    Inventories                                          1,800         1,721
    Income taxes receivable                                  -            50
    Prepaid expenses and other                             154           136
    -------------------------------------------------------------------------
                                                         7,573         6,303

    Investments                                 12         231           238
    Fixed assets, net                                    3,562         3,811
    Goodwill                                     2       1,080         1,132
    Future tax assets                                      163           168
    Other assets                                 4         482           651
    -------------------------------------------------------------------------
                                                      $ 13,091      $ 12,303
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                 $     67      $     48
    Accounts payable                                     3,319         3,001
    Accrued salaries and wages                             452           372
    Other accrued liabilities                    5       1,012           862
    Income taxes payable                                    44             -
    Long-term debt due within one year                      11            16
    -------------------------------------------------------------------------
                                                         4,905         4,299

    Deferred revenue                                        16            19
    Long-term debt                                          73           115
    Other long-term liabilities                  6         342           369
    Future tax liabilities                                 140           141
    -------------------------------------------------------------------------
                                                         5,476         4,943
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                                8
      Class A Subordinate Voting Shares
       (issued: 112,088,103; December 31, 2009
       - 111,933,031)                                    3,630         3,613
      Class B Shares (convertible into
       Class A Subordinate Voting Shares)
       (issued: 726,829)                                     -             -
    Contributed surplus                          9          68            63
    Retained earnings                                    3,339         2,843
    Accumulated other comprehensive income      10         578           841
    -------------------------------------------------------------------------
                                                         7,615         7,360
    -------------------------------------------------------------------------
                                                      $ 13,091      $ 12,303
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes


    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes required in the preparation of annual financial statements and therefore should be read in conjunction with the December 31, 2009 audited consolidated financial statements and notes included in the Company's 2009 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2009 annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2010 and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2010 and 2009.

        Seasonality

        Our businesses are generally not seasonal. However, our sales and profits are closely related to our automotive customers' vehicle production schedules. Our largest North American customers typically halt production for approximately 2 weeks in July and one week in December. Additionally, many of our customers in Europe typically shutdown vehicle production during portions of August and one week in December.

    2.  RESTRUCTURING AND impairment charges

        (a) For the six months ended June 30, 2010

            During the second quarter of 2010, the Company recorded restructuring and rationalization costs of $21 million
            ($18 million after tax) in costs of goods sold and $3 million ($3 million after tax) in selling, general and administrative expense related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in the United States.

        (b) For the six months ended June 30, 2009

            During the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, the Company decided to wind down these operations. Given the significance of the facility's cashflows in relation to the reporting unit, management determined that it was more likely than not that goodwill at its Powertrain North America reporting unit could potentially be impaired. Therefore, the Company recorded a $75 million goodwill impairment charge.

            The goodwill impairment charge was calculated by determining the implied fair value of goodwill in the same manner as if the Company had acquired the reporting unit as at June 30, 2009.

            During the second quarter of 2009, the Company recorded restructuring costs of $6 million ($6 million after tax) in costs of goods sold related to the planned closure of this powertrain systems facility.

    3.  DETAILS OF CASH FROM OPERATING ACTIVITIES

        (a) Cash and cash equivalents:

                                                       June 30,  December 31,
                                                          2010          2009
            -----------------------------------------------------------------

            Bank term deposits, bankers acceptances
             and government paper                     $  1,383      $    852
            Cash                                           237           409
            Cash in joint ventures                          75            73
            -----------------------------------------------------------------
                                                      $  1,695      $  1,334
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) Items not involving current cash flows:

                                    Three months ended     Six months ended
                                         June 30,              June 30,
                                  --------------------- ---------------------
                                       2010       2009       2010       2009
            -----------------------------------------------------------------

            Depreciation and
             amortization          $    164   $    181   $    329   $    350
            Impairment charges            -         75          -         75
            Amortization of other
             assets included in
             cost of goods sold          14         23         29         43
            Other non-cash charges       (1)        20          4         32
            Amortization of
             employee wage buydown
             (note 4)                     4          6          9         12
            Future income taxes and
             non-cash portion of
             current taxes               (1)        11        (13)        13
            Equity (income) loss        (10)         2        (16)         2
            Curtailment gain
             (note 6)                     -        (26)         -        (26)
            -----------------------------------------------------------------
                                   $    170   $    292   $    342   $    501
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (c) Changes in non-cash operating assets and liabilities:

                                    Three months ended     Six months ended
                                         June 30,              June 30,
                                  --------------------- ---------------------
                                       2010       2009       2010       2009
            -----------------------------------------------------------------
            Accounts receivable    $   (279)   $   192   $ (1,039)  $    426
            Inventories                 (64)       (25)      (183)        11
            Income taxes payable
             (receivable)                49        (24)       113        (87)
            Prepaid expenses
             and other                    -          3        (13)         1
            Accounts payable            287        (97)       530       (331)
            Accrued salaries
             and wages                   30        (96)       110        (67)
            Other accrued
             liabilities                 51         (3)       220        (49)
            Deferred revenue              -         (5)        (3)       (11)
            -----------------------------------------------------------------
                                   $     74   $    (55)  $   (265)   $  (107)
            -----------------------------------------------------------------
            -----------------------------------------------------------------


    4.  Other assets

        Other assets consist of:

                                                       June 30,  December 31,
                                                          2010          2009
        ---------------------------------------------------------------------
        Preproduction costs related to long-term
         supply agreements with contractual
         guarantee for reimbursement                  $    330      $    433
        Long-term receivables                               20            50
        Patents and licences, net                           16            20
        Employee wage buydown, net                          16            25
        Other, net                                         100           123
        ---------------------------------------------------------------------
                                                      $    482      $    651
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    5.  Warranty

        The following is a continuity of the Company's warranty accruals:

                                                          2010          2009
        ---------------------------------------------------------------------
        Balance, beginning of period                  $     75      $     75
        Expense, net                                        10             5
        Settlements                                         (4)          (10)
        Foreign exchange and other                          (2)           (2)
        ---------------------------------------------------------------------
        Balance, March 31                                   79            68
        Expense (income), net                               11            (1)
        Settlements                                        (19)           (6)
        Foreign exchange and other                          (4)            4
        ---------------------------------------------------------------------
        Balance, June 30                              $     67      $     65
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    6.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                    Three months ended     Six months ended
                                         June 30,              June 30,
                                  --------------------- ---------------------
                                       2010       2009       2010       2009
        ---------------------------------------------------------------------
        Defined benefit pension
         plan and other            $      3   $      3   $      7   $      6
        Termination and long
         service arrangements             6          8         12         16
        Retirement medical
         benefits plan (a)                -        (25)         -        (22)
        ---------------------------------------------------------------------
                                   $      9   $    (14)  $     19   $      -
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a) During the three months ended June 30, 2009, the Company amended its Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 would no longer participate in the plan. The amendment reduced service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the three-month period ended June 30, 2009.


    7.  Stock-Based Compensation

        (a) Incentive Stock Option Plan

            The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):

                                2010                          2009
                  ----------------------------- -----------------------------
                  Options outstanding           Options outstanding
                  -------------------           -------------------
                                     Number of                     Number of
                     Number            options     Number            options
                         of  Exercise  exercis-        of  Exercise  exercis-
                    options   price(i)    able    options   price(i)    able
    -------------------------------------------------------------------------

    Beginning of
     period       3,575,272   68.51  2,494,272  2,746,145   82.01  2,724,145
    Granted       2,525,000   60.00          -  1,075,000   33.09          -
    Exercised      (204,462)  45.04   (204,462)         -       -          -
    Cancelled       (25,500)  73.27    (25,500)    (1,085)  68.55     (1,085)
    Vested                -       -    358,333          -       -      2,000
    -------------------------------------------------------------------------
    March 31      5,870,310   65.65  2,622,643  3,820,060   68.25  2,725,060
    Granted          35,000   71.96          -          -       -          -
    Exercised       (48,590)  51.72    (48,590)         -       -          -
    Cancelled        (6,906)  87.44     (6,906)   (14,359)  79.16     (4,359)
    Vested                -       -      1,000          -       -      1,000
    -------------------------------------------------------------------------
    June 30       5,849,814   65.77  2,568,147  3,805,701   68.20  2,721,701
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

            The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                    Three months ended     Six months ended
                                         June 30,              June 30,
                                  --------------------- ---------------------
                                       2010       2009       2010       2009
            -----------------------------------------------------------------

            Risk free interest rate   2.55%          -      2.34%      1.66%
            Expected dividend yield   2.00%          -      2.00%      2.05%
            Expected volatility         35%          -        35%        31%
            Expected time until
             exercise             4.5 years          -  4.5 years    4 years
            -----------------------------------------------------------------
            Weighted average fair
             value of options
             granted or modified
             in period (Cdn$)      $  19.62   $      -   $  16.22   $   7.20
            -----------------------------------------------------------------

            Compensation expense recorded in selling, general and administrative expenses during the three and six month periods ended June 30, 2010 was $7 million (2009 - $1 million), and $10 million (2009 - $1 million), respectively.

        (b) Long-term retention program

            Information about the Company's long-term retention program is as follows (number of shares in table below are expressed in whole numbers):

                                                               June 30,
                                                       ----------------------
                                                          2010          2009
            -----------------------------------------------------------------
            Class A Subordinate Voting Shares
             awarded and not released                  626,499       685,989
            -----------------------------------------------------------------
            Reduction in stated value of Class A
             Subordinate Voting Shares                $     39      $     45
            -----------------------------------------------------------------
            Unamortized compensation expense
             recorded as a reduction of
             shareholders' equity                     $     27      $     32
            -----------------------------------------------------------------

            Compensation expense recorded in selling, general and administrative expenses during the three and six month periods ended June 30, 2010 was $1 million (2009 - $2 million), and
            $3 million (2009 - $4 million), respectively.

    8.  Capital Stock

        (a) Changes in Class A Subordinate Voting Shares for the three-month and six-month periods ended June 30, 2010 consist of the following (numbers of shares in the following table are expressed in whole numbers):

                                                        Subordinate Voting
                                                    -------------------------
                                                     Number of        Stated
                                                        shares         value
            -----------------------------------------------------------------
            Issued and outstanding at
             December 31, 2009                     111,933,031      $  3,613
            Release of restricted stock                      -             6
            Repurchase and cancellation               (100,000)            -
            Issued under the Incentive
             Stock Option Plan                         204,462             8
            -----------------------------------------------------------------
            Issued and outstanding at
             March 31, 2010                        112,037,493         3,627
            Issued under the Incentive
             Stock Option Plan                          48,590             3
            Issued under the Dividend
             Reinvestment Plan                           2,020             -
            -----------------------------------------------------------------
            Issued and outstanding at
             June 30, 2010                         112,088,103      $  3,630
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 5, 2010 were exercised or converted:

            Class A Subordinate Voting and Class B Shares        112,825,271
            Stock options (i)                                      5,839,475
            -----------------------------------------------------------------
                                                                 118,664,746
            -----------------------------------------------------------------
            -----------------------------------------------------------------

           (i) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    9.  CONTRIBUTED SURPLUS

        Contributed surplus consists primarily of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares and the accumulated restricted stock compensation expense. The following is a continuity schedule of contributed surplus:

                                                          2010          2009
        ---------------------------------------------------------------------

        Balance, beginning of period                  $     63      $     67
          Stock-based compensation expense                   5             2
          Release of restricted stock                       (6)           (6)
          Stock options exercised                           (1)            -
        ---------------------------------------------------------------------
          Balance, March 31                                 61            63
          Stock-based compensation expense                   8             3
          Stock options exercised                           (1)            -
        ---------------------------------------------------------------------
        Balance, June 30                              $     68      $     66
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    10. ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                                          2010          2009
        ---------------------------------------------------------------------

        Accumulated net unrealized gains on
         translation of net investment in
         foreign operations
          Balance, beginning of period                $    854      $    447
          Net unrealized gains (losses) on
           translation of net investment in
           foreign operations                               17          (135)
        ---------------------------------------------------------------------
          Balance, March 31                                871           312
          Net unrealized (losses) gains on
           translation of net investment in
           foreign operations                             (299)          228
        ---------------------------------------------------------------------
          Balance, June 30                                 572           540
        ---------------------------------------------------------------------
        Accumulated net unrealized gain (loss)
         on cash flow hedges (i)
          Balance, beginning of period                     (13)         (113)
          Net unrealized gains on cash flow hedges          59             4
          Reclassifications of net losses on cash
           flow hedges to net loss                           -            34
        ---------------------------------------------------------------------
          Balance, March 31                                 46           (75)
          Net unrealized (losses) gains on
           cash flow hedges                                (24)           41
          Reclassifications of net (gains) losses
           on cash flow hedges to net income (loss)        (16)            9
        ---------------------------------------------------------------------
          Balance, June 30                                   6           (25)
        ---------------------------------------------------------------------
        Total accumulated other comprehensive income  $    578      $    515
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) The amount of income tax (expense) benefit that has been netted in the amounts above is as follows:

                                                          2010          2009
            -----------------------------------------------------------------
            Balance, beginning of period              $     (2)     $     48
            Net unrealized gains on cash flow hedges       (14)           (4)
            Reclassifications of net gains (losses)
             on cash flow hedges to net income (loss)        2           (15)
            -----------------------------------------------------------------
            Balance, March 31                         $    (14)     $     29
            Net unrealized (losses) gains on
             cash flow hedges                                9            (9)
            Reclassifications of net gains (losses)
             on cash flow hedges to net income (loss)        4            (3)
            -----------------------------------------------------------------
            Balance, June 30                          $     (1)     $     17
            -----------------------------------------------------------------

        The amount of other comprehensive income that is expected to be reclassified to net income (loss) over the next 12 months is $9 million (net of income tax benefit of $1 million).


    11. Capital Disclosures

        The Company manages capital in order to ensure the Company has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation, or increase or decrease the amount of debt outstanding.

        The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the consolidated balance sheets. Total capitalization includes debt and all components of shareholders' equity.

        The Company's capitalization and debt to total capitalization is as follows:

                                                       June 30,  December 31,
                                                          2010          2009
        ---------------------------------------------------------------------

        Liabilities
          Bank indebtedness                           $     67      $     48
          Long-term debt due within one year                11            16
          Long-term debt                                    73           115
        ---------------------------------------------------------------------
                                                           151           179
        Shareholders' equity                             7,615         7,360
        ---------------------------------------------------------------------
        Total capitalization                          $  7,766      $  7,539
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Debt to total capitalization                      1.9%          2.4%
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    12. Financial instruments

        (a) The Company's financial assets and financial liabilities consist of the following:

                                                       June 30,  December 31,
                                                          2010          2009
            -----------------------------------------------------------------

            Held for trading
              Cash and cash equivalents               $  1,695      $  1,334
              Investment in ABCP                            79            85
            -----------------------------------------------------------------
                                                      $  1,774      $  1,419
            -----------------------------------------------------------------
            -----------------------------------------------------------------
            Held to maturity investments
              Severance investments                   $      4      $      7
            -----------------------------------------------------------------
            -----------------------------------------------------------------
            Loans and receivables
              Accounts receivable                     $  3,924      $  3,062
              Long-term receivables included in
               other assets                                 20            50
              Income taxes receivable                        -            50
            -----------------------------------------------------------------
                                                      $  3,944      $  3,162
            -----------------------------------------------------------------
            -----------------------------------------------------------------
            Other financial liabilities
              Bank indebtedness                       $     67      $     48
              Long-term debt (including portion
               due within one year)                         84           131
              Accounts payable                           3,319         3,001
              Accrued salaries and wages                   452           372
              Other accrued liabilities                  1,012           862
              Income taxes payable                          44             -
            -----------------------------------------------------------------
                                                      $  4,978      $  4,414
            -----------------------------------------------------------------
            -----------------------------------------------------------------
            Derivatives designated as effective
             hedges, measured at fair value
              Foreign currency contracts
                Prepaids expenses                     $     55      $     49
                Other assets                                29            14
                Other accrued liabilities                  (40)          (42)
                Other long-term liabilities                (22)          (29)
            -----------------------------------------------------------------
                                                            22            (8)
              Natural gas contracts
                Other accrued liabilities                   (5)           (5)
                Other long-term liabilities                 (5)           (3)
            -----------------------------------------------------------------
                                                           (10)           (8)
            -----------------------------------------------------------------
                                                      $     12      $    (16)
            -----------------------------------------------------------------
            -----------------------------------------------------------------


        (b) Fair value

            The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

            Cash and cash equivalents, accounts receivable, income taxes receivable, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes payable.

            Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

            Investments

            At June 30, 2010, the Company held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$127 million (December 31, 2009 - Cdn$134 million). The carrying value and estimated fair value of this investment was Cdn$84 million (December 31, 2009 - Cdn$88 million). As fair value information is not readily determinable for the Company's investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

            Term debt

            The Company's term debt includes $11 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

        (c) Credit risk

            The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

            The Company's held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

            Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

            The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

            In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and six months ended June 30, 2010, sales to the Company's six largest customers represented 80% and 81% of the Company's total sales, respectively, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships.

        (d) Currency risk

            The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, or when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

            As at June 30, 2010, the net foreign exchange exposure was not material.

        (e) Interest rate risk

            The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

            In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

    13. Segmented Information

                                                  Three months ended
                                                     June 30, 2010
                                 --------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                  $   1,394  $   1,290             $     623
          United States               1,477      1,335                   693
          Mexico                        606        583                   350
          Eliminations                 (231)         -                     -
        ---------------------------------------------------------------------
                                      3,246      3,208  $     261      1,666
        Europe
          Euroland                    2,066      2,024                   902
          Great Britain                 203        202                    59
          Other European
           countries                    354        333                   418
          Eliminations                  (35)         -                     -
        ---------------------------------------------------------------------
                                      2,588      2,559         75      1,379
        Rest of World                   297        278         28        180
        Corporate and Other             (81)         5          9        337
        ---------------------------------------------------------------------
        Total reportable
         segments                 $   6,050  $   6,050  $     373      3,562
        Current assets                                                 7,573
        Investments, goodwill and
         other assets                                                  1,956
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  13,091
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                               Three months ended
                                                  June 30, 2009
                                  -------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                  $     663  $     584             $     654
          United States                 751        715                   720
          Mexico                        223        203                   376
          Eliminations                 (111)         -                     -
        ---------------------------------------------------------------------
                                      1,526      1,502  $    (199)     1,750
        Europe
          Euroland                    1,633      1,603                 1,077
          Great Britain                 168        168                    70
          Other European
           countries                    277        250                   324
          Eliminations                  (41)         -                     -
        ---------------------------------------------------------------------
                                      2,037      2,021        (40)     1,471
        Rest of World                   190        175          8        176
        Corporate and Other             (48)         7         (3)       324
        ---------------------------------------------------------------------
        Total reportable
         segments                 $   3,705  $   3,705  $    (234)     3,721
        Current assets                                                 6,134
        Investments, goodwill and
         other assets                                                  2,120
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  11,975
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------



                                                   Six months ended
                                                     June 30, 2010
                                 --------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                  $   2,727  $   2,509             $     623
          United States               2,749      2,517                   693
          Mexico                      1,134      1,057                   350
          Eliminations                 (451)         -                     -
        ---------------------------------------------------------------------
                                      6,159      6,083  $     515      1,666
        Europe
          Euroland                    3,960      3,881                   902
          Great Britain                 406        406                    59
          Other European countries      713        664                   418
          Eliminations                  (72)         -                     -
        ---------------------------------------------------------------------
                                      5,007      4,951         69      1,379
        Rest of World                   554        521         57        180
        Corporate and Other            (158)         7         14        337
        ---------------------------------------------------------------------
        Total reportable
         segments                 $  11,562  $  11,562  $     655      3,562
        Current assets                                                 7,573
        Investments, goodwill and
         other assets                                                  1,956
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  13,091
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                                Six months ended
                                                  June 30, 2009
                                 --------------------------------------------
                                                                       Fixed
                                      Total   External                assets,
                                      sales      sales     EBIT(i)       net
        ---------------------------------------------------------------------
        North America
          Canada                  $   1,386  $   1,239             $     654
          United States               1,653      1,579                   720
          Mexico                        498        449                   376
          Eliminations                 (229)         -                     -
        ---------------------------------------------------------------------
                                      3,308      3,267  $    (288)     1,750
        Europe
          Euroland                    3,074      3,014                 1,077
          Great Britain                 310        310                    70
          Other European countries      438        384                   324
          Eliminations                  (81)         -                     -
        ---------------------------------------------------------------------
                                      3,741      3,708       (159)     1,471
        Rest of World                   320        296          7        176
        Corporate and Other             (90)         8        (21)       324
        ---------------------------------------------------------------------
        Total reportable
         segments                 $   7,279  $   7,279  $    (461)     3,721
        Current assets                                                 6,134
        Investments, goodwill and
         other assets                                                  2,120
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  11,975
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) EBIT represents operating income from operations before income taxes and interest (income) expense, net.


    14. Subsequent events

        The Company previously announced on May 6, 2010, that it had entered into a transaction agreement with the Stronach Trust pursuant to which holders of Magna's Class A Subordinate Voting shares were to be given the opportunity to decide whether to eliminate the dual class share capital structure. The proposed transaction would also: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts Magna has in place with Frank Stronach and his affiliated entities; and (ii) establish a joint venture with the Stronach group to jointly continue to pursue opportunities in the vehicle electrification business. The required majorities of holders of the Company's Class A Subordinate Voting and Class B shares approved the proposed transaction at a special meeting of the Company's shareholders held on July 23, 2010. The proposed transaction remains subject to: (i) approval by the Ontario Superior Court at a hearing scheduled to be held on August 12 and 13, 2010; and (ii) the satisfaction of customary closing conditions. The proposed transaction also remains subject to the risk factors set forth in Magna's Management Information Circular/Proxy Statement dated May 31, 2010, as amended and supplemented by the Supplement dated July 8, 2010, which risk factors are incorporated by reference.

    15. Comparative Figures

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

For further information: Louis Tonelli, Vice-President, Investor Relations at 905-726-7035; For teleconferencing questions, please contact Karin Kaminski at 905-726-7103